Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Zirconia Inc.
4611 S 134th Pl, STE 240
Tukwila, WA 98168
https://zirconiainc.com/

Up to $1,070,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Zirconia Inc.
Address: 4611 S 134th Pl, STE 240, Tukwila, WA 98168
State of Incorporation: DE
Date Incorporated: May 19, 2017

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $200.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Friends and Family Early Bonus

Invest within the first 96 hours and receive an additional 20% bonus shares. This is the best time to invest!

Super Early Investor Bonus

Invest within the first week and receive 15% bonus shares.

Early Investor Bonus

Invest within the first two weeks and receive 10% bonus shares.

Amount-Based:

$500+: Tier 1

Invest $500+ and you will get an additional 5% bonus shares.

$1,000+: Tier 2

Invest $1,000+ and receive an additional 10% bonus shares

$5,000+: Tier 3

Invest $5,000+ and receive an additional 15% bonus shares.

$25,000+: Tier 4

Invest $25,000+ and receive an additional 20% bonus shares.

$100,000+: Tier 5

Invest $100,000+ and receive an additional 35% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Zirconia will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company and its Business

Company Overview

Zirconia Inc. is a materials technology company that uses advanced ceramic elements to produce high-performance, long-lasting, eco-friendly ceramic coatings. Zirconia is the first to make a ceramic coating that cures and chemically bonds to concrete and steel at room temperature, no kiln is needed.

These ceramic coatings, called Ceramic Surface Treatments, restore, preserve and protect concrete and steel from wear, corrosion, and decay indefinitely. Zirconia's patented Ceramic Surface Treatments solve significant problems in global infrastructure construction, repair, and renovation that cannot be accomplished by other current technology.

Zirconia was initially formed as Zirconia LLC in the state of Washington on September 2, 2016, and converted into a Delaware corporation on May 19, 2017.

Sales Model

Zirconia has a business-to-business (B2B) sales model. Our direct sales strategy utilizes independent sales representatives and select distributors in strategic markets, the lowest cost sales platform with the highest degree of profitability. Our manufacturing uses efficient toll blending, meaning a few key staff can manufacture large product volumes with low labor and overhead costs. So, we are ultra-efficient from the beginning in terms of both manufacturing and sales.

Go-to-Market Strategy

Corrosion prevention and repair is an enormous market, both in America and globally, equating to approximately 3% of global GDP, or 2.8 trillion in 2021.*

Our initial go-to-market strategy leverages our key technology benefits in the infrastructure market for Water, including, Drinking Water, Stormwater and Wastewater, and also Food Manufacturing, which has similar needs. Zirconia's products fill a market void for a protective anti-corrosion technology that bonds chemically and stabilizes the concrete asset's surface, stopping chemical erosion.

In addition to stabilizing concrete chemistry, our Ceramic Surface Treatment technology eliminates porosity completely. Concrete begins with 10% porosity or more when new. Porosity is the gateway to all concrete asset degradation and eventual failure as it allows for chemical attack and erosion. Porosity further provides habitat for microbial life, capturing food and water, and allowing microbial pathogens to accumulate. This porosity pathway to microbial infection is stopped by Zirconia's Ceramic Surface Treatment, which eliminates all porosity and creates a Biologically Impervious, antimicrobial surface that does not allow microbial colonization or occupation of the concrete's surface.

Zirconia's Ceramic Surface Treatments dramatically improves the durability of concrete, making our coating technology the right fit for the needs of the water and food manufacturing infrastructure markets.

Water Infrastructure: This market desperately needs a solution for chlorine degradation for freshwater concrete infrastructure. Chlorine dissolves concrete but is necessary for the sanitation of the stored water. Zirconia's CST Technology solves this problem.

Durability, including surface sealing and chemical stabilization CST technology provides, is also necessary for stormwater and wastewater infrastructure. CST technology also fixes micro-cracks and macro-cracks in the concrete surface eliminating failure points and strengthening the surface to a better-than-new condition, ensuring the longevity of these concrete-built systems.

Waterproofing: Our bonded Ceramic Surface Treatment is the first and only bonded waterproofing for concrete that can be used outdoors. Zirconia's technology is inorganic and is immune to everything that destroys plastics, including sunlight (which contains destructive ultra-violet light), extreme heat/cold, humidity, and salt. This tech is good for stabilizing and improving freshwater and wastewater treatment facilities, and also improving safety by reducing slip-fall hazards (discussed below) due to its non-skid property.

Food Manufacturing Industry: Zirconia's CST technology has a high value in food production and where the microbiological load is persistently high. In these facilities, they need our (A) cleanability and (B) Biologically Impervious, antimicrobial qualities.

Food Manufacturing Industry, plastic flooring replacement: Zirconia's Ceramic Sealant can replace the plastic coatings (e.g., epoxy) used in the food manufacturing industry. This is because plastics cannot chemically bond to concrete or survive the harsh chemicals used for cleaning. Zirconia's technology is chemically bonded to the concrete floor, cannot delaminate, and is immune to cleaning chemistries.

Additionally, at a microscopic level, CST tech has sharp ceramic edges that provide grab, even in wet environments, which prevents slip-fall accidents. Also, we can add non-slip components to our CST layer that create ultra-durable non-skid features.

Plastics have none of these positive qualities mentioned above. In the past, they were just the only product available to create a "seamless, cleanable floor" required by FDA and USDA.

Plastics cannot hold sand that makes the surface non-skid. Plastics are also smooth, slippery and cause large numbers of slip-fall injuries every year in food manufacturing due to the slippery nature of many food products that spill onto floors. Because of this problem, compensation & medical costs associated with employee slip/fall accidents represents a $70 billion annual loss (National Safety Council Injury Facts 2003 edition).**

* http://impact.nace.org/economic-impact.aspx.

** https://nfsi.org/nfsi-research/quickfact
/#:~:text=According%20to%20the%20Consumer%20Product,million%20fall%20injuries%20each%20yea

Target Customers

Water & Wastewater Infrastructure: Municipalities (City of Chattanooga), Stantec (architectural & engineering firm), Yorkshire Water, Yorkshire County, England.

Food Manufacturing: Food Man. (Pepsico), Protein Processors (Tyson Foods, Empirical Foods), Protein Manufacturers (Foster Farms, Perdue Farms)

Commercial Construction: General Contractors (Fisher, Hensel Phelps, Absher, Kemper Development, Howard S. Wright), Direct Customers (Amazon, Starbucks, Costco)

Competitors and Industry

Water Infrastructure Repair Market

The global water infrastructure repair market size totaled $94.76 billion U.S. dollars in 2020. Forecasts predict this market to reach $141.41 billion U.S. dollars by 2026, growing at a compound annual growth rate of 6.9 percent. *

Water infrastructure refers to the system of pipes, reservoirs, treatment facilities, and drainage systems that make up the drinking water and wastewater systems. Water and wastewater systems are vital to the nation's public health, protecting the environment, and supporting economic activities. However, much of the nation's drinking water and wastewater infrastructure is at or near the end of its useful life. Thus, it is necessary to replace and upgrade the deteriorating water infrastructure.

The world's water infrastructure is aging, and it is in constant need of repair and renovation. This brings companies offering water infrastructure repair technologies into the picture. Utilities grappling with the massive costs of maintaining expansive water networks are constantly seeking technologies that can optimize their pipe networks. Moreover, shrinking freshwater reserves have led to a greater need for better monitoring and repair technologies to prevent leakage and loss. These factors are expected to keep up a steady demand for water infrastructure repair technologies in the years ahead.

Zirconia's Ceramic Surface Treatment is the only technology capable of chemically bonding to and restoring, protecting and preserving concrete surfaces during renovation.

* https://www.statista.com/statistics/1182556/global-water-infrastructure-repair-market-size/

Water & Wastewater Treatment Market (Facilities)

In 2018, the global water and wastewater market was valued at $265 billion U.S. dollars. The market is forecast to be valued at $456 billion U.S. dollars by 2026. This market will exhibit a CAGR of 7.1% during the forecast period, 2019-2026.*

The increasing demand for water treatment facilities across the world will have a positive impact on the growth of the market in the coming years. According to a report published by Fortune Business Insights, titled "Water and Wastewater Treatment Market Size, Share & Industry Analysis, By Segment.

Water and wastewater treatment is carried out before being used for commercial and domestic purposes. The growing demand for freshwater, coupled with the low availability of naturally available drinking water has created a subsequent demand for this process. The increasing investment in the R&D of this process will bode well for the market in the coming years. The constantly increasing global population has created a subsequent demand for water and wastewater treatment across the world. The increasing water shortages have contributed to the growing demand for wastewater treatment. Recent technological advancements will open up a huge potential for companies operating in the water and wastewater treatment industry in the forthcoming years.

* https://www.globenewswire.com/news-release/2021/02/11/2173842/0/en/Water-and-Wastewater-Treatment-Market-Size-to-Reach-456-68-Billion-by-2026-Driven-by-Increasing-Number-of-Water-treatment-R-D-Facilities-says-Fortune-Business-Insights.html

Concrete Coating Market (Gobal)

Global Drivers, Restraints, Opportunities, Trends, and Forecasts up to 2022

According to Infoholic Research, the global concrete coating market is expected to grow at a CAGR of 7.3% during the forecast period to reach $33.19 billion by 2022. *

Concrete coating is a technology to change the appearance of a surface area to get the desired finish. The primary and the most common need for this coating is not only to enhance the aesthetics (as it enhances the shine of the applied surface), but also to help the concrete to last longer without the need for repair.

A concrete coating helps to manage the surface of the concrete and builds up and protects through the layers of the coatings. Based on the resin used, this coating is usually classified as acrylic, epoxies, urethanes, and polyaspartics. Acrylic and alkyd-based concrete coatings are the two key types in the overall coating resin market, which have a bigger market share, whereas epoxy and PU are following in the market. These are the wide range of binders for coating applications that have created their potential space in the concrete coating market and are used to date. Different pigments are utilized to impart color or to change the aesthetics of coatings.

The increasing construction in the BRICS nations is a promising growth potential for the concrete coating market and it has the maximum demand. The market has an advantage of a bigger market share coming from China and India for the advanced building & construction technology. This gives Asia Pacific a lead in the global concrete coating market. Apart from this, European countries are also developing high demand following Asia Pacific owing to the higher consumer acceptance and large construction units.

North America followed Europe and became the third-largest market for concrete coating with heavy industrialization and consumer acceptance. Large infrastructure and high consumer spending in North America and Europe are increasing the market of concrete coating. Additionally, the Middle East & African countries are expected to show a high growth rate during the forecast period due to their increasing industrialization and higher market penetration.

Some of the key players in concrete coating is RPM International, Sherwin-Williams, Technokotes, Akzonobel N.V, Axalta Coating systems, etc.

* https://www.researchandmarkets.com/research/p9bbng/global_concrete?w=4

Concrete Floor Coatings Market (USA)

The U.S. concrete floor coatings market size was valued at USD $304.8 million in 2020 and is expected to grow at a compound annual growth rate (CAGR) of 4.3% to $420 MM by 2028.*

Rising demand for coatings as a protective medium in the flooring sector is projected to be a favorable factor driving the market growth. The growth of the U.S. construction sector coupled with the positive outlook towards manufacturing sectors is anticipated to boost the demand for concrete floors, which, in turn, will have a positive impact on the market development. Key factors that are driving the U.S. concrete floor coatings market growth include rising demand for coatings as a protective medium in the flooring sector and the growth of the U.S. construction sector.

Increased demand for processed food, including frozen and pre-packaged meals will also contribute to this expanded market. According to a report from ResearchAndMarkets the food processing market is expected to reach an estimated $4.1 trillion by 2024 with a CAGR of 4.3% from 2019 to 2024.**

While epoxy is the market largest share of this market, the problems with epoxy are driving buyers to evaluate other coating types. Major problems with the epoxy market, include:

The extreme toxicity of Bisphenol-A (powerful endocrine disruptor), the primary component

The lack of ability to chemically bond with concrete

The numerous failures, debonded floors, and expensive repairs

Floor failures are expected every 3-5 years, a huge problem with infrastructure related to food manufacturing which has daily cleaning with harsh chemicals, which also accelerate failure

Competition

Zirconia believes it has the "first mover" advantage in the markets we are entering.

Zirconia does not have direct competition. Indirect competition is from old toxic technologies like epoxy from the 1950's. There has not been the necessary innovation needed to create coating options that lead to healthy, durable infrastructure with low maintenance burdens, and lowered cost. Society is now forced to deal with global water infrastructure in a state of severe decay because of this lack of innovation.

Companies the make and sell epoxy, polyurethanes and other plastics include Akzo Nobel, BASF,

PPG, and Sherwin Williams. These companies all have valuations in the many billions of dollars. A recent review of their market capitalization (total stock value) gives the following: Akzo Nobel $18 billion, BASF $66 billion, PPG $30 billion, and Sherwin Williams, $53 billion.

Plastic coatings like epoxies and polyurethanes don't work. Why? Because current epoxies and polyurethane coatings can only "adhere" or stick to concrete and steel surfaces but cannot actually chemically bond or become part of the surface. This adhesion is a fragile temporary state that deteriorates and delaminates readily in the presence of UV light, humidity, chemical stress from cleaners, or other chemicals, then fails, peeling off the surface in just a short time.

Bottom line, plastic coatings like epoxy are technologies that are toxic, designed to fail, and guaranteed to fail. And, the cost to infrastructure is devastating. This market is ready for disruption.

* https://www.grandviewresearch.com/industry-analysis/us-concrete-floor-coatings-market

** https://www.prnewswire.com/news-releases/food-processing-market-projected-to-exceed-4-trillion-by-2024-301111526.html

https://www.grocerydive.com/news/demand-for-prepared-foods-jumped-11-report-says/569823/

https://www.supermarketnews.com/consumer-trends/frozen-food-sales-21-2020-covid-alters-shopping-and-eating-behaviors

Current Stage and Roadmap

Zirconia Inc. is focused on expanding sales. Zirconia is manufacturing and selling multiple concrete coating systems based on our Ceramic Surface Treatment technology. We are focused primarily on two main vertical markets: Food Manufacturing and Water Infrastructure (including stormwater, wastewater, and freshwater sub-markets).

We are meeting with our existing sales teams on the West Coast and in the Midwest. We are looking to hire sales support staff, sales managers and getting more independent sales agreements in place with independent sales representatives around the USA. Our goal is to finish building out our sales teams, as well as getting dealer-installer agreements, and select partnership agreements in place to maximize our sales efforts.

The Team

Officers and Directors

Name: Benjamin Cook

Benjamin Cook's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & President
  Dates of Service: September 02, 2016 - Present
  Responsibilities: Oversees business strategy, operations, marketing, sales strategy, financing, creation of company culture, human resources, hiring, firing, compliance with safety regulations, sales, PR, etc. Salary: $66,000

- **Position:** Board Chairman
  Dates of Service: July 17, 2017 - Present

Responsibilities: Ensures that the firm's duties to shareholders are being fulfilled by acting as a link between the board and upper management. Guides board direction, sets agendas.

Name: Balamuralee Balaguru

Balamuralee Balaguru's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO & Secretary
  Dates of Service: September 02, 2016 - Present
  Responsibilities: Sets technical direction for product development; creates and execute a strategic plan; identifies the exact resources necessary to put the plan into action. Also, manages production and quality control. Salary: $66,000

- **Position:** Board Director
  Dates of Service: July 17, 2017 - Present
  Responsibilities: Board Secretary, sets board agenda along with CEO, organizes meetings and records meetings.

Name: Michael Riley

Michael Riley's current primary role is with S3 Surface Solutions, LLC. Michael Riley currently services 40+ hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: November 15, 2018 - Present
  Responsibilities: Attend Board Meetings and Vote on Resolutions. 50,000 shares annual compensation.

Other business experience in the past three years:

- **Employer:** S3 Surface Solutions, LLC
  Title: CTO
  Dates of Service: May 01, 2020 - Present
  Responsibilities: Overseeing technology

Other business experience in the past three years:

- **Employer:** Fine Particle Associates
  Title: Owner
  Dates of Service: November 01, 2019 - May 01, 2020
  Responsibilities: Private consulting

Other business experience in the past three years:

- **Employer:** Pascale Industries, Inc.
  Title: CTO
  Dates of Service: November 01, 2016 - November 01, 2019

Responsibilities: Overseeing technology

Name: Thomas Miesner

Thomas Miesner's current primary role is with Miesner, LLC. Thomas Miesner currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: December 17, 2020 - Present
  Responsibilities: Provides guidance and direction to the board around corporate governance and coaches executive management regarding planning, staffing, organizing and controlling. 50,000 shares annual compensation.

Other business experience in the past three years:

- **Employer:** Miesner, LLC
  Title: Owner
  Dates of Service: January 01, 2004 - Present
  Responsibilities: Manages the family wealth fund including leading due diligence for investments, recommending investments, serving on boards, and mentoring executive management.

Other business experience in the past three years:

- **Employer:** Pipeline Knowledge & Development
  Title: Founder, Owner, and Board Member
  Dates of Service: January 01, 2008 - Present
  Responsibilities: Provides oil and gas midstream education, litigation consulting, business development, technology development, and management consulting.

Name: William Boone

William Boone's current primary role is with Double B Consulting, LLC. William Boone currently services 40+ hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: July 15, 2020 - Present
  Responsibilities: Attend Meetings and Vote on Resolutions. 50,000 shares annual compensation.

Other business experience in the past three years:

- **Employer:** Double B Consulting, LLC
  Title: Owner
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Consulting

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering equity in the amount of up to $1,069,998.36 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for

whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for ceramic coatings.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You

are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Zirconia Inc. was initially formed as Zirconia LLC on September 2, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Zirconia Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Zirconia's products and technologies are good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we

have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire

and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
Even though we are not an internet-based business, we may still be vulnerable to hackers who may access our proprietary data. Generally, any cyber-attacks on Zirconia Inc. could disrupt our business and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Benjamin Cook	4,997,000	Common Stock	25.0
Balamuralee Balaguru	5,000,000	Common Stock	25.01

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 40,000,000 with a total of 12,947,735 outstanding.

Voting Rights

The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders.

Material Rights

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 1,539,248 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 637,517 shares to be issue pursuant to stock options, reserved but unissued.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 7,040,634 outstanding.

Voting Rights

Holders of Preferred Stock will vote together with the holders of Common Stock as a single class on an as-converted basis, will have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock.

Material Rights

Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter or change the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock (it being understood that the authorization or issuance of shares of a new series of preferred stock that is senior to or pari passu with the Series Seed Shares will not be deemed to adversely affect the Series Seed Shares if the rights, preferences, privileges or restrictions of the Series Seed Shares are not otherwise affected);

(b) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(c) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(d) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $995,000.00
  Use of proceeds: Equipment, raw goods, salaries, general operations
  Date: May 14, 2020
  Offering exemption relied upon: 506(b)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $600,000.00
  Number of Securities Sold: 1,941,922
  Use of proceeds: Raw goods, salaries, general operations
  Date: July 14, 2020
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Performance of Financial Statements for 2019 & 2020</u>

Zirconia began selling in the second quarter of 2019. Sales cycles in the construction industry around water infrastructure are approximately 24-36 months, and in the food manufacturing infrastructure are between 12 and 24 months. Accordingly, we anticipated sales and marketing revenue to be minimal during our 2019 year, as we initiated marketing efforts to educate clients about our new technology.

Covid-19 Pandemic: In Q4 2019, news about the Covid-19 pandemic began to surface and by Q1 2020 the pandemic was in full effect. Our first-adopter clients, many of which are in the food manufacturing industry, withdrew from the renovation and new construction projects, given their concern about spreading the virus. The food industry renovation market constricted to near zero, as continuing problems with employees catching the virus became systemic, especially in the protein industry.

Also, during this time, our distributor in the UK, Haydale was impacted by the UK lockdown, which restricted workers in the public water utility to necessary operations. This has limited any additional renovation work, including Zirconia-related product trials. As of the date of this writing (August 16, 2021), the UK is out of lockdown, and projects may be proceeding shortly.

Our sales cycles rely on initiation with in-person sales meetings and product trials, which are also live and in-person. The lockdowns across the USA and UK made this impossible. Lockdowns on the west coast of the United States in major cities have also severely restricted sales activities related to various other clients and project partners in the construction industry that might help with sales into general construction, buffering revenue. Overall, the pandemic had the effect of putting our sales efforts on hold until vaccinations were offered, and further was adopted by a sufficient number of adults to allow markets to open up again.

Zirconia management anticipates that markets for renovation and construction relative to our sales efforts will open up by Q3 2021. We are seeing new sales opportunities now, and new adopters, including large corporate leaders in water infrastructure and food manufacturing, which suggest our assessment for market opening was correct.

On the positive side. Because of the pandemic, we pivoted into R&D mode during the winter months to focus on stages 3 and 4 of our new product development. We have added significant IP value to our company in the process of doing so, adding two new products to our product portfolio, which include ComposiCoat XD Floor Finish coating system, and the QuartzSeal QSD surface restoration and antimicrobial coating. These next-generation products are industry leaders for their superior performance traits and durability, which actually put us in a better position to compete in our markets than before the pandemic.

One last material note. Our previous projects are on hold, not canceled as far as we know. So, we anticipate re-connecting with clients from the pandemic time period and moving forward on past projects over the next year. We continue to work intensely hard with our sales efforts, including launching our new products into our markets as the pandemic fades and the opening-up period unfolds.

While slowed, nevertheless, during the pandemic, we continued to do outreach and pursue sales opportunities, which are coming to fruition in 2021. All staff is vaccinated, and we are meeting with clients again, who are also vaccinated. On the whole, we emerge stronger from the pandemic than we entered, and our clients are responding extremely well to our product offerings.

Historical results and cash flows:

Originally, Zirconia anticipated launching our products in Q2 2019, investing in the marketing and sales process through 2019, begging to generate revenue in 2020, and getting to breakeven in late 2020. That was the plan, then the Covid-19 pandemic happened, and the plan changed.

The pandemic has delayed revenues for approximately 1.5 years to date. During the pandemic, we cut staff and salaries to a minimum to help make cash reserves last as long as possible. Cost-cutting included: founders not receiving salaries in Q1 2020, sales expenses were cut, and travel was virtually eliminated. We also cut our production person. This bare-bones strategy was supported by our independent board.

Revenue was $87,944 for 2020. Without sufficient revenue to meet expenses, we relied on investment, a small PPP grant of $48,000, and a small loan from SBA of $4,700 to cover the cost of goods, salaries, and selling, general and administrative (SG&A) expenses, and research and development.

However, as depicted in our Proforma Financials, we are anticipating revenue from sales to build until we are cash positive, between Q4 2021 and Q1 2022. We are seeing markets opening up from the pandemic slowdown, which allows for sales activities.

Our reasons for this optimism include for following:

• At this point in time, the remaining threat of the Covid-19 pandemic appears to be lessening, and markets are opening.

• In terms of sales strategy, we maintain a sufficient diversity of markets and clients to ensure that when one market slows, another opportunity can come in from another market sector.

• The west coast including large California cities like San Francisco and Los Angeles are opening back up for business, which means we can reactivate our sales units and get our independent sales representatives back selling from us. We just finished a project for a food factory in Eastern Washington we received through one such Sales Rep Group in Seattle, which is leading to more work with the same clients, which is a good sign.

• Also, the UK has opened for business, and we are hoping to move forward our projects related to stormwater and manhole renovations, that were previously delayed by the pandemic. These projects are potentially worth millions of dollars.

• Through our distribution partner, Haydale, we are working with a global top 5 engineering firm to bid on projects related to wastewater infrastructure in different nation-states. We have just finished selling into a project in a project in Honduras and just bid on a high-value project in Dubai.

• Also, through Haydale, we are working to finish our drinking water certification for the UK. Assuming that we pass the next phase of review and analysis, Yorkshire Water Utility has expressed the desire to coat 11 municipal underground reservoirs with our CeramycGuard system. These projects are large and will create a significant demand for products.

• The Facilities Innovation Team of one of the world's largest food manufacturers, a Fortune 100 company, has asked us to join them. We will be performing a trial in June, that they will review. After this, they have discussed the opportunity for us to provide products for installation into a new food factory. Generally, these types of customers have the potential to create significant sales.

• Currently, we are ultra-efficient in terms of staffing. Our cost of operations is low, and our cost of production is also low. Using toll blending to manufacture goods, gives us the capacity to produce a great deal of product at a low cost. Despite the pandemic, this efficiency and low overhead have given us time to grow sales opportunities and create new product offerings. Overall, we are in a good place to expand our business.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Zirconia has approximately $125,000 in cash in the bank.

We have an existing credit limit of $25,000 on our Citibank Costco Visa account. The current balance is $13,572.00.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds in the campaign are important to support company operations in the short term, but will predominantly be used for growing our marketing and sales efforts for existing product offerings.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this stage of the company are necessary to the viability of our company as we move into the next stage of growth, including full-scale sales strategy implementation. We are moving from R&D and small trials, into larger-scale sales. Also, we are launching new products. Accordingly, we need to grow our sales teams and support staff to initiate this growth. As we move into this sale ramp-up phase, the majority of company funds will be from this crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum, we would be able to operate for roughly 4 months based on our current burn rate of $35,000 per month. Our current burn rate goes to operations, insurance, minimum salaries, and sales efforts.

How long will you be able to operate the company if you raise your maximum funding goal?

A raise of 1,069,998 will give us 12 month run time with no sales (which is unlikely).

With modest sales, this sum will give us 24 months of run time, and will get us past breakeven, at which point we become self sustaining. This is more likely, given our current sales pipeline.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company anticipates accessing additional equity capital, when necessary, to accelerate growth and expand market penetration. Private placement(s) with accredited investors, strategic partnership arrangements within targeted industry sectors, and a Reg A+ equity financing are reasonable prospects.

Shorter-term operational cash flow management will involve the pursuit of debt arrangements on receivables and inventory via credit lines and securing equipment financing for required internal infrastructure investments.

Indebtedness

- **Creditor:** Citi Costco Anywhere Visa
  Amount Owed: $13,572.00
  Interest Rate: 15.24%
  Maturity Date: June 17, 2021

- **Creditor:** SBA EIDL Loan
  Amount Owed: $6,700.00
  Interest Rate: 1.0%

- **Creditor:** Dr. P. Balaguru
  Amount Owed: $80,000.00
  Interest Rate: 0.0%
  This debt is owed to Dr. Balaguru for the transfer of our primary patent to Zirconia Inc.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $19,988,369.00

Valuation Details:

Zirconia Inc. determined its valuation based on the following:

Our valuation method used a hybrid model composed of the Berkus method and Scorecard Valuation method, which are two ways early-stage investors will use to value early-stage startup companies. We took the base established investment parameters within each method to develop a detailed decision matrix.

The Berkus method, in particular, is used for the earliest stage of startup financing, but since we were already in existence, had raised previous capital, and hit key development milestones, we weighted more of the later stage version of the Scorecard method to arrive at this next valuation for our startup financing.

Our first step was to take the average valuation of similar stage companies in the materials space related to the built environment, and infrastructure. We got this information from various online databases, including StartEngine and Wefunder, and found that between the comparative companies we looked at, the average valuation was $23.8 million. We believe this is a conservative figure, as many of these companies are pre-revenue.

The next step was to score Zirconia Inc. on the following investment scorecard factors, including:

- The strength of the management team (30% max)

- Size of the Opportunity (15% max)

- Technology, Products & Patents (15% max)

- Competitive Environment (5% max)

- Need for Additional Investment (5% max)

- Capacity for core technology to expand new Intellectual Property (5% max)

Zirconia scored very strongly regarding the strength of the management team, size market opportunity, technology, products & patents and having a monopoly on our technology, we also scored highly on the competitive environment.

Even so, in order to provide both a well-reasoned value and an exceptional value for incoming investors, we discounted the investment 19.15% to come to a valuation of approximately $19.9M.

The Company set its valuation internally, without a formal third-party independent valuation. The pre-money valuation has been calculated on a fully diluted basis. The total number of shares outstanding on a fully diluted basis, 19,988,369 shares, includes 12,947,735 shares of Common Stock shares (which includes 1,539,248 shares to be issued pursuant to stock options issued and 637,517 shares to be issued pursuant to stock options, reserved but unissued) and 7,040,634 shares of Preferred Stock.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  All working capital will be focused on supporting sales staff and the process of selling existing product.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  30.0%

Zirconia needs to hire the following key sales staff to grow sales: Sales Manager for Infrastructure for Water infrastructure: Manage existing clients in UK, and other nation states, as well as USA, onboard new sales representatives. Sales Manager for Food Industry: Manage existing sales staff and on-board new sales representatives. Project Manager: Manage sales opportunities generally to ensure they are “fit for purpose”, oversee installation to ensure they are completed successfully. Executive Sales Assistant: Support sales ecosystem and processes.

- *Marketing*
  20.0%
  Generate necessary marketing materials, including sample kits, and CST coating kits (pints). Increased digital marketing, including updating our website, creating additional professional videos and webinars, pay for Zoom and other online meeting portals. Fund tradeshows (expected to get back to normal in Q3 2021), which are the best opportunities to meet with many potential customers at one time.

- *Inventory*
  15.0%
  Zirconia will purchase additional raw goods in advance to ensure a smooth supply chain and fulfill sales order volume at scale with limited backorder risk.

- *Operations*
  15.0%
  Zirconia will fund existing sales staff, professional fees associated with accounting, legal fees associated with patents, and other selling, general and administrative costs.

- *Research & Development*
  10.0%
  Zirconia will fund: Potable water certification through NSF 61 Certification (and co-certification with UK). Third-party anti-microbial testing to capture food production/storage opportunities. Independent ASTM Testing (e.g., vapor transmission, slip-resistance, chloride penetration, etc.) to validate product performance and capture large scale infrastructure opportunities.

- *Working Capital*
  6.5%
  Will be used to fund sales opportunities that arise, including from expansion of distribution into other countries, and expansion of technology partnerships.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://zirconiainc.com/ (Investor Section).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/zirconia

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Zirconia Inc.

[See attached]

ZIRCONIA INC.

(a Delaware corporation)

Unaudited Financial Statements

For the calendar years ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

August 6, 2021

To: Board of Directors, ZIRCONIA INC.

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of ZIRCONIA INC. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

ZIRCONIA INC.
BALANCE SHEET
As of December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS		**2020**		**2019**
Current Assets				
Cash and cash equivalents	$	211,686	$	37,916
Accounts receivable		21,419		5,533
Inventory		164,355		143,828
Other current assets		0		6,750
Total current assets		397,460		194,027
Fixed assets, net		26,340		78,819
Intangible assets, net		116,636		8,866
Total Assets	$	540,436	$	281,712
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts and credit cards payable	$	10,986	$	10,065
Accrued liabilities		89,860		11,712
Short-term convertible notes		0		880,000
Total Current Liabilities		100,846		901,777
Long-term notes payable		6,700		0
Total Liabilities		107,546		901,777
SHAREHOLDERS' EQUITY				
Common stock		30,000		105,586
Preferred stock		1,656,244		0
Retained deficit		(1,253,353)		(725,678)
Total Shareholders' Deficit		432,891		(620,092)
Total Liabilities and Shareholders' Equity	$	540,437	$	281,712

ZIRCONIA INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Revenues, net	$ 87,944	$ 25,607
Costs of revenue	14,742	4,340
Gross profit	73,203	21,266
Operating expenses		
Marketing	7,641	11,898
Personnel costs	221,282	316,417
Research and development	18,896	6,559
Other general and administrative	151,463	215,146
Total operating expenses	399,282	550,020
Net Operating Income (Loss)	(326,079)	(528,754)
Depreciation (expense)	(21,869)	(19,201)
Amortization (expense)	(6,191)	(546)
Interest (expense), net	(188,673)	(89)
Gain on disposition of assets	15,137	0
Tax (provision) benefit	0	0
Net Income (Loss)	$ (527,675)	$ (548,590)

ZIRCONIA INC.
STATEMENT OF CHANGES TO SHAREHOLDERS' EQUITY
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock ($)	Preferred Stock ($)	Accumulated Deficit	Shareholders' Equity
Balance as of January 1, 2019	**$ 105,586**	**$ 0**	**$ (177,088)**	**$ (71,502)**
Net Income (Loss)			(548,590)	(548,590)
Balance as of December 31, 2019	**$ 105,586**	**$ 0**	**$ (725,678)**	**$ (620,092)**
Conversion of notes payable	(75,586)	1,656,244		1,580,658
Net Income (Loss)			(527,675)	(527,675)
Balance as of December 31, 2020	**$ 30,000**	**$ 1,656,244**	**$ (1,253,353)**	**$ 432,891**

ZIRCONIA INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	$ (527,675)	$ (548,590)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add: Depreciation and amortization	28,060	19,747
Less: Gain on disposition of assets	(15,137)	0
Changes in operating asset and liabilities:		
(Increase) Decrease in accounts receivable	(15,886)	(5,533)
(Increase) Decrease in inventory	(20,527)	(53,197)
(Increase) Decrease in other current assets	6,750	4,800
Increase (Decrease) in accounts and credit cards payable	921	6,313
Increase (Decrease) in other current liabilities	78,148	11,712
Net cash used in operating activities	(465,346)	(564,748)
Investing Activities		
Sale (Purchase) of fixed assets	67,453	(29,060)
(Costs) of intangible assets	(113,961)	0
Net cash used in operating activities	(46,508)	(29,060)
Financing Activities		
Issuance of convertible notes	0	450,000
Capital stock transactions	685,624	9,946
Net change in cash from financing activities	685,624	549,946
Net change in cash and cash equivalents	173,770	(133,862)
Cash and cash equivalents at beginning of period	37,916	171,778
Cash and cash equivalents at end of period	$ 211,686	$ 37,916

ZIRCONIA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
See Accountant's Review Report
AS OF DECEMBER 31, 2020 and 2019
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

ZIRCONIA INC. (which may be referred to as the "Company", "we," "us," or "our") is a corporation formed under the laws of Delaware on May 19, 2017. The Company Zirconia is an advanced materials company with disruptive products that offer high performance, long-lasting, eco-friendly, low-cost asset preservation coatings for industry and infrastructure.

Since inception, the Company has relied on issuing securities and debt instruments to fund its operations. As of December 31, 2020, the Company had incurred a cumulative loss and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9) and the receipt of funds from continuing revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000 At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $211,686 and $37,916 of cash on hand, respectively.

Fixed and Intangible Assets
Long-lived assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation or amortization are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation and amortization is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of long-lived assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company had $142,976 and $69,953 of net fixed assets, respectively.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has a busines to business (B2B) sales model. The direct sales strategy utilizes independent sales representatives and select distributors in strategic markets. The Company is beginning with sales of the concrete coating products. The Company makes revenue through the commercial sales of our ceramic surface treatments, and other coating types that form composites with our ceramic layer, which include silanes and other chemistries. Products are generally sold on a per square foot coverage bases related to a specific project within a specific market sector.

Accounts Receivable

The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017 and has incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – CONVERTIBLE DEBT INSTRUMENTS

The Company's primary convertible debt obligations were satisfied by the issuance of 5,098,712 shares of preferred stock in 2020. The principal of convertible instruments converted to preferred stock totaled $995,000.

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will timely file its corporate income tax return for the period ended December 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2020 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. The Company is not currently aware of any actual or threatened litigation.

NOTE 7 – EQUITY

The Company has two classes of equity: common stock (40,000,000 shares authorized) and preferred stock (10,000,000 shares authorized).

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company is not aware of any related-party transactions outside the normal scope of business that would have a material impact on these financial statements.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering
In 2021, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through StartEngine, a FINRA approved Regulation CF funding portal.

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

Management's Evaluation
Management has evaluated subsequent events through August 6, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Zirconia Inc.

Green-tech nano-ceramic coatings for sustainable infrastructure


ZIRCONIA™
zirconiainc.com

Website | Tukwila, WA | ENVIRONMENT | CLEAN TECHNOLOGY

$0.00 raised

0 Investors	**$20M** Valuation
$1.00 Price per Share	**$200.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Our green-tech nano-ceramic coatings for concrete and steel stops corrosion, creating extreme durability and lifespan for our infrastructure. This revolutionary advance in surface protection is necessary to preserve infrastructure from decay, lower lifecycle costs and lessen environmental impacts.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Positioned to disrupt the $2.8 trillion annual steel and concrete corrosion market.
- Ceramic coating that cures at room temperature, no kiln needed, applied like standard paints.
- A "green infrastructure" solution for climate change resilience.

OVERVIEW

Our Technology Permanently Protects Steel and Concrete Infrastructure

Zirconia solves critical problems in water and food infrastructure globally, using the unique nature of our green-tech nano-ceramic coatings which repair, strengthen and preserve concrete and steel infrastructure.


50x magnification of concrete
Before Zirconia
50x magnification of CeramycGuard ™
Eliminates Porosity and Instability
After Zirconia CeramycGuard™

Our revolutionary technology can make infrastructure made of concrete and steel virtually immortal.

We have invented a ceramic coating that reacts with the surface of concrete and steel, encapsulating them in an ultra-durable, inert surface, all at room temperature.


The Zirconia Difference
Traditional concrete coating "sticks" to the surface via a weak mechanical bond
Concrete surface
CeramycGuard: ceramic surface layer
Composite: CeramycGuard chemically bonds to the surface creating a coating that will not peel, flake, chalk or deteriorate
Concrete surface

THE PROBLEM

America's Drinking Water Infrastructure is Failing

The USA wastes 15.4% of purified water through cracked and deteriorated water pipes and reservoirs, enough water to supply 60 million homes daily. Water infrastructure suffers from long-term neglect and a lack of investment in long-term solutions. And, until now, no durable solutions have been available.


Concrete is porous
absorbs water, CO2, salt and bacteria
Enough water to supply 60 million homes daily is lost

Concrete is used throughout the water holding and transport systems, but it is chemically unstable and very porous. Like a sponge, it absorbs contaminants, then cracks, corrodes, and dissolves.

This problem is made worse by the chlorine used to sanitize our drinking water. Chlorine dissolves concrete and corrodes steel reinforcement, slowly destroying the water pipes and storage tanks.

Worse yet, this porosity absorbs food and water and creates habitat for bacteria and other unwanted microbial life. The ceilings and floors at our food producers are filled with bacteria and mold, which too often ends up in our food.


Concrete is chemically unstable
Chlorine used to sanitize fresh water causes the concrete to deteriorate

THE SOLUTION

Our Technology Strengthens, Protects, and Preserves Concrete with our Innovative, Patented Industrial Ceramic Coating

Zirconia's Ceramic Surface Treatment consists of a water-based ceramic "paint" (a patented mix of alumina and zirconia silicates) to renew, strengthen, and preserve concrete by eliminating inherent weaknesses and by stabilizing the surface.


Ceramic Surface Treatment
• Like "cold poured ceramic"
• Millions of bonds per square inch form a molecularly attached composite with the concrete surface
Water
Ultraviolet
Biological

Our Ceramic Surface Treatment forms a barrier layer that eliminates all surface porosity and chemically stabilizes the concrete. Chemical instability and porosity are the root causes of concrete asset failure. Our technology eliminates these failure pathways, giving the concrete an indefinite lifespan.

The resulting ceramic surface is not affected by environmental weathering and is immune to ultraviolet light, salts, and microbial decay.

Zirconia's elimination of porosity (microbial habitat), along with the natural antimicrobial characteristics of our coating, means reductions of harmful bacteria in our food and water supply.

This is the critical solution Food and Water infrastructure need to preserve public health.


Before
the concrete is porous
& chemically unstable
After
the concrete is renewed,
strengthened, & preserved
indefinitely

Protection that applies like paint.



Durable and safe.



To start, Zirconia is focusing on the following applications in the US and UK:

- Water infrastructure for fresh water including concrete pipe and large municipal tank applications
- Stormwater, and sanitary sewer applications
- Floor, wall, and ceiling coating for food manufacturing and food storage
- Floor, wall, and ceiling coating for animal husbandry and animal processing

THE MARKET

A Revolutionary Product Applicable Across Multiple Massive Markets

Zirconia addresses the global $2.8 trillion-dollar concrete and steel corrosion problem, with the first coating system that solves corrosion.

Our technology has direct applications in the $1.8 billion food manufacturing and protein market, the $3.5 billion commercial construction market, and the $14 billion infrastructure market.

Total Addressable Market (TAM)

Food Manufacturing & Protein — **$1.8B** TAM

Commercial Construction — **$3.5B** TAM

Infrastructure

$14B

TAM

Current technology is failing us...

Our competition is low functioning, engineered-to-fail technology (epoxy, polyurethane) that was invented in the 1950s and has not substantially improved since.

Organic coatings such as epoxy and polyurethane cannot permanently treat inorganic surfaces like concrete and steel. They only stick temporarily, then peel off, leaving the concrete more vulnerable than before. This allows infrastructure to decay to the point of collapse, causing the loss of our freshwater resource, and allowing our food supply to be infected with pathogens.


This is how our "competition" holds up

As far as we know, we are the only company to develop an inorganic coating to protect an inorganic surface, giving us a monopoly on our Ceramic Surface Treatment technology.

OUR TRACTION

Patented Technology and Enthusiastic Adoption

Our Ceramic Surface Treatment for concrete (CeramycGuard) and steel (GeoPrimer) were finalized in late 2018. Our scientific breakthrough is patented, and we have three patents pending for new products for additional markets that build on the first patent, which were filed in May 2020.

Sales began in early 2019 with small proof of concept projects. Several of these opportunities have now resulted in repeat business.

By 2021 we have landed major opportunities like Tyson Foods, the largest poultry producer in the USA, and Stantec, the world's 3rd largest water infrastructure engineering firm.

Food Industry

Commercial Construction

In January 2020, Zirconia's Ceramic Surface Treatment (CST) technology became part of the global Platinum Brooding Standard for raising broiler chickens without antibiotics or hormones.

In March 2020, Zirconia was selected as the concrete restoration technology winner of the Yorkshire Water District's Asset Management Plan.

As of May 2021, Zirconia has successfully passed the first phase of laboratory testing for WRAS Approval (Water Regulations Advisory Scheme Ltd, UK), for use in freshwater systems. We are now approved for water fittings and applications in drinking water plumbing in the UK.

Currently we are moving to the second and final phase of review by the Drinking Water Inspectorate (DWI) for freshwater infrastructure.

'18-'20 **Patents**
1 patent approved, 3 patents pending

'19 **Proof of Concept Projects**
includes sales to major clients

'20 **Becoming a Standard**
CST technology became part of the global Platinum Brooding Standard

'20 **Award-Winning Recognition**
Zirconia was selected as the concrete restoration winner of the Yorkshire Water District's Asset Management Plan

'21 **Successful Phase 1 Lab Tests**
approved for water fittings & applications in UK drinking water plumbing

Phase 2 DWI

WHY INVEST

Building Better Infrastructure for a Sustainable Future

Our goal is to make our technology available to people around the world for water and food infrastructure in both new construction and renovation markets.

We also have a pipeline of new patent-pending, eco-friendly coating products that we will be strategically introducing to new markets, including:

1. CoolColors™ solar reflective Ceramic Surface Treatment, which cools buildings reducing the need for electricity from burning fossil fuels, reducing greenhouse gas emissions.

2. GeoPrimer™ Ceramic Surface Treatment for steel that solves corrosion. This technology strengthens, protects, and preserves bridges and heavy infrastructure.

3. GalvaGlass™ Ceramic Surface Treatment coatings for galvanized steel that solves corrosion. This technology strengthens, protects, and preserves electric grid infrastructure.

We will continue to develop other related new technologies for infrastructure that lead to reduced pollution, lowered greenhouse gas emissions and increased climate change resilience.

We will revolutionize a $2.8 trillion market with our monopoly of ceramic surface treatments, which creates a new healthier standard for food and water infrastructure.

Climate Impact

Zirconia's Ceramic Surface Treatments extend the lifespan of concrete and steel infrastructure significantly, reducing the need to remanufacture and remake concrete and steel structures, which cumulatively emit 18% of global climate change gases.

By preserving infrastructure, we are converting existing fragile, short-lived, run-to-failure infrastructure into durable, long-lived, Green Infrastructure that has a much lower impact on our environment. In general, our technologies improve durability and functionality, while reducing greenhouse gas emissions and other pollution, making infrastructure more sustainable.


ZIRCONIA

Why does "Green Infrastructure" matter? Because, we are preserving more than concrete, we are preserving our limited natural resources, the environment, and our health.

Help us strengthen, protect and preserve the world's infrastructure by making our green technology the standard for concrete coatings.



> **When we protect concrete and steel infrastructure, we are protecting ourselves.**
>
> *Zirconia*

Meet Our Team



Benjamin T. Cook

Chief Executive Officer, President, and Chairman

Benjamin is a serial entrepreneur with exit experience and an angel investor who focuses on breakthrough technologies that positively impact global sustainability. As a senior business executive, Benjamin has been developing businesses for 30 years. His businesses have included environmental labs, environmental consultancies, import of green building materials, and development of green chemistry for large-scale infrastructure applications. He last founded GeoTree Technologies Inc., a green-tech infrastructure repair firm which was sold to Milliken. Benjamin has worked on various boards of directors, including currently as the Board Secretary at Adaptive Symbiotic Technologies, an agriculture technology firm. Additionally, Benjamin has experience in marketing and sales, product development, and strategic thinking, as well as a deep knowledge of construction and agricultural, Zirconia's main markets.



Balamuralee V. Balaguru

Board Director

Muralee is an engineer and businessman, working on product and business developments at Zirconia. Muralee has a dual degree in Civil and Environmental Engineering at the University of Michigan, and a JD from Miami School of Law, focused on Intellectual Property. This unique combination of engineering and legal experience has led to the successful patent for Zirconia's technology, and also the extraordinary engineering of new product designs and high-level of experimentation that has made Zirconia's technology market ready. Muralee's experience at Parsons Brinkerhoff on bridge design and inspection of structures gives Zirconia significant insights into real world structural and corrosion issues.



Michael Riley

Board Director

Mike is a materials scientist and serial senior executive of geopolymer ceramics firms. He has extensive experience commercializing material technology in infrastructure and military markets. He is currently the CTO of S3 Surface Barrier Solutions, which focuses on creating novel materials for sustainable infrastructure, and green building. He holds an M.S. in Material Science and Engineering from John Hopkins University.



Thomas Miesner

Board Director

Tom was the President of Conoco Pipeline, prior to the merger with Phillips, and has managed contractors and businesses for over 25 years. Tom's high-level management, communication, and negotiation skills have been much appreciated. He has been helping us with fund raising, as well as assisting us with core board functions as an active advisor.



William Boone

Board Director

Former President of Rodda Paint, Bill has managed sales teams for 30 years and understand the intricacies of the construction market. Bill is a serial executive with M&A experience. He is assisting us with sales team organization and execution, and has assisted us with accessing independent sales representatives in Washington and Oregon.

Offering Summary

Company	Zirconia Inc.
Corporate Address	4611 S 134th Pl, STE 240, Tukwila, WA 98168
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$200.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	10,000
Maximum Number of Shares Offered	1,070,000
Price per Share	$1.00
Pre-Money Valuation	$19,988,369.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Friends and Family Early Bonus

Invest within the first 96 hours and receive an additional 20% bonus shares. This is the best time to invest!

Super Early Investor Bonus

Invest within the first week and receive 15% bonus shares.

Early Investor Bonus

Invest within the first two weeks and receive 10% bonus shares.

Amount-Based:

$500+: Tier 1

Invest $500+ and you will get an additional 5% bonus shares.

$1,000+: Tier 2

Invest $1,000+ and receive an additional 10% bonus shares

$5,000+: Tier 3

Invest $5,000+ and receive an additional 15% bonus shares.

$25,000+: Tier 4

Invest $25,000+ and receive an additional 20% bonus shares.

$100,000+: Tier 5

Invest $100,000+ and receive an additional 35% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Zirconia will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

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1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Zirconia Inc. Main Video

The construction industry has been using the same coating technologies since the 1960s, and they are failing us. The result, a water main breaks in the US every 2 minutes, and this year America's Civil Engineers gave America's infrastructure a C minus. Trillions are wasted on repairing concrete and steel. And what's more, a lack of effective coating technologies allow dangerous microbial pathogens to enter our food and water supply. We need a change for safer and more stable infrastructure. Today you can invest in one of the companies leading the charge.

At Zirconia, we create ceramic coatings that stabilize surfaces of concrete and steel, making them virtually immortal. It's an affordable and antimicrobial solution that has no current alternatives. We have just received certification for use in public drinking water in the UK, and have been adopted by the Yorkshire Asset Management Plan program as a superior solution for water infrastructure.

Stantec, one of the world's top 3 global engineering design firms, has begun specifiying Zirconia's ceramic coating technology for future projects.

The problem with traditional concrete and steel is that cracks and other failure pathways form during its creation. Other companies attempt to solve this problem with epoxy, or other plastic coatings that are toxic and can't chemically bond to concrete or steel. These solutions often degrade within just a few years.

Our coatings fill all existing cracks and atomically bond to all the elements in concrete and steel. After 24 hours of curing, with no kiln needed, our coating is impenetrable to the environment and strongly antimicrobial.

Our technology is based on inorganic polymer science. An earlier version of this same technology was used to build the Roman aqueducts, Pantheon, and the Colosseum- all of which are still standing thousands of years later.

This antimicrobial benefit is a game changer. Our coatings eliminate nearly all microbial and bacterial life. This means safer, cleaner, water and food.

While Zirconia is raising the bar for infrastructure, we are also creating a more environmentally friendly construction industry. Construction contributes 38% of total climate change emissions. We can dramatically reduce that number by eliminating the need for incessant repairs with Zirconia's technology.

With our patent-protected technology, the stage is set for Zirconia to revolutionize infrastructure and bring cleaner, safer, and virtually immortal concrete and steel to the entire world.

Invest in Zirconia to strengthen global infrastructure, and together we can preserve the future.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.